UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35033

Oconee Federal Financial Corp.

(Exact name of registrant as specified in its charter)

201 East North Second Street, Seneca, South Carolina 29678; (864) 882-2765

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒ (1)
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

(1)	Oconee Federal Financial Corp., a savings and loan holding company, is relying on Securities Exchange Act of 1934 Section 12(g)(4) to terminate its duty to file reports with respect to the class of securities described above.

Approximate number of holders of record as of the certification or notice date: 258

Pursuant to the requirements of the Securities Exchange Act of 1934, Oconee Federal Financial Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 10, 2023	By:	/s/ Curtis T. Evatt
		Name:	Curtis T. Evatt
		Title:	President and Chief Executive Officer